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Exhibit

Exhibit Description

99.1 Announcement on 2026/04/21: Announcement of the Company’s Board Meeting Date of Q1, 2026 Consolidated Financial Report

Exhibit 99.1

Announcement of the Company's Board Meeting Date of Q1, 2026 Consolidated Financial Report

1. Date of a notice of the board of directors meeting is issued: 2026/04/21

2. Expected date of the board of directors meeting is convened: 2026/04/29

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors:

Q1, 2026 Consolidated Financial Report

4. Any other matters that need to be specified: None